UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 5

                                       to

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ----------------

                              Global Crossing Ltd.
                           (Name of Subject Company)

                                 U S WEST, Inc.
                                    (Bidder)

                          Common Stock, $.01 Par Value
                        (Titles of Class of Securities)

                                CUSIP: G3921A100
              (CUSIP Number of Class of Securities) (Common Stock)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                   Copies to:

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                           Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                   Suite 5100
                                Denver, CO 80202
                                 (303) 672-2712

       U S WEST, Inc. hereby amends and supplements its Schedule 14D-1 and 13D originally filed on May 21, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999, Amendment No. 2, filed on June 8, 1999, Amendment No. 3, filed on June 11, 1999 and Amendment No. 4, filed on June 18, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by U S WEST, Inc. to purchase 39,259,305 shares of Common Stock of Global Crossing Ltd., as set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10. Additional Information.

      Item 10 is hereby amended by the addition of the following:

      (e)(3) On or about June 14, 1999, a complaint was filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled KENNETH ELAN V. US WEST, INC., LINDA G. ALVARADO, CRAIG BARRETT, HANK BROWN, JERRY COLANGELO, GEORGE HARAD, PETER HELLMAN, ALLEN F. JACOBSON, MARILYN CARLSON NELSON, RICHARD MCCORMICK, FRANK POPOFF, AND SOLOMON TRUJILLO (Civil Action No. 17230). This action is a purported class action brought on behalf of all shareholders, other than defendants, of U S WEST, Inc. against U S WEST, Inc. and the directors of U S WEST, Inc. alleging that the defendants breached their fiduciary duties to the class members by failing to undertake an appropriate evaluation of all bona fide offers for the company in light of a proposed offer by Qwest Communications International Inc. ("Qwest") to acquire through a merger, all of the outstanding shares of Common Stock of U S WEST, Inc., by exchanging 1.738 shares of Qwest Common Stock for each share of U S WEST, Inc.'s Common Stock and, in addition, in conjunction with Qwest's offer to acquire all of the outstanding shares of Common Stock of Frontier Corporation, if Frontier Corporation enters into a definitive agreement with Qwest with respect to the acquisition of Frontier by Qwest, Qwest will increase the consideration it is offering to 1.783 shares of Qwest Common Stock for each share of U S WEST, Inc.'s Common Stock (the "Qwest Proposal"), resulting in the stockholders being prevented from maximizing the value of their common stock. The complaint seeks an order (1) requiring defendants to carry out their fiduciary duties by announcing their intention to undertake an appropriate evaluation of alternatives designed to maximize shareholder value, (2) preventing defendants from using a shareholder rights plan to impede any bona fide offer for U S WEST, Inc., (3) enjoining the consummation of the Tender Offer and Merger until all alternatives are explored, and (4) requiring defendants to account for all damages suffered by plaintiff as a result of defendants' actions with respect to the Tender Offer and Merger. The defendants intend to vigorously defend this action.

      (e)(4) On or about June 14, 1999, a complaint was filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled JOHN MIZZARO V. US WEST, INC., HANK BROWN, GEORGE J. HARAD, ALLEN F. JACOBSON, PETER S. HELLMAN, FRANK POPOFF, RICHARD D. MCCORMICK, LINDA G. ALVARADO, CRAIG
R. BARRETT, JERRY J. COLANGELO, MARILYN CARLSON NELSON AND SOLOMON D. TRUJILLO (Civil Action No. 17229). This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of U S WEST, Inc. against U S WEST, Inc. and the directors of U S WEST, Inc. alleging that the defendants breached their fiduciary duties to plaintiffs by failing to maximize shareholder value, by not considering their own interests over those of U S WEST, Inc., and by failing to respond reasonably and on an informed basis to bona fide offers for U S WEST, Inc., including the Qwest Proposal. The complaint seeks an order (1) requiring defendants to act in accordance with their fiduciary duties by, among other things, considering any bona fide proposal which would maximize shareholder value, undertaking an evaluation of U S WEST, Inc.'s worth as a merger/acquisition candidate, taking steps to enhance that value and create an active auction for U S WEST, Inc. in the marketplace, (2) declaring that defendants breached their fiduciary and other duties, (3)
enjoining defendants from entrenching themselves in office, (4) requiring defendants to take steps to facilitate a premium acquisition by using U S WEST, Inc.'s anti-takeover defense in a manner designed to maximize shareholder value, and (5) requiring defendants to account for all damages suffered by plaintiff as a result of defendants' actions with respect to the Tender Offer and Merger. The defendants intend to vigorously defend this action.

      (e)(5) On or about June 14, 1999, a complaint was filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled ADELE BRODY V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN F.
JACOBSON,  PETER S.  HELLMAN,  RICHARD  D.  MCCORMICK,  FRANK  POPOFF,  LINDA G.
ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17231). This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of U S WEST, Inc. against U S WEST, Inc. and the directors of U S WEST, Inc. alleging that in light of the Qwest Proposal the defendants breached their fiduciary duties to the class members by refusing to consider all bona fide offers for the company, resulting in the defendants entrenching themselves and the stockholders being prevented from maximizing the value of their common stock. The complaint seeks an order (1) requiring defendants to act in accordance with their fiduciary duties by considering any bona fide proposal which would maximize shareholder value, undertaking an evaluation of U S WEST, Inc.'s worth as a merger/acquisition candidate, taking steps to enhance that value and create an active auction for U S WEST, Inc. in the marketplace, (2) directing the defendants to deploy the U S WEST, Inc.'s Rights Plan in a manner that would produce the best value maximizing transaction for the U S WEST, Inc. shareholders, and (3) requiring defendants to account for all damages suffered by plaintiff as a result of defendants' actions with respect to the Tender Offer and Merger. The defendants intend to vigorously defend this action.

      (e)(6) On or about June 14, 1999, a complaint was filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled H.A. FAMILY TRUST V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN
F. JACOBSON, PETER S. HELLMAN, RICHARD D. MCCORMICK, FRANK POPOFF, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17227). This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of U S WEST, Inc. against U S WEST, Inc. and the directors of U S WEST, Inc. alleging that the defendants breached their fiduciary duties to the class members by refusing to consider all bona fide offers for the company, including the Qwest Proposal, resulting in the stockholders being prevented from maximizing the value of their common stock. The complaint seeks an order (1) requiring defendants to act in accordance with their fiduciary duties by considering any bona fide proposal which would maximize shareholder value, undertaking an evaluation of U S WEST, Inc.'s worth as a merger/acquisition candidate, taking steps to enhance that value and create an active auction for U S WEST, Inc. in the marketplace, (2) directing the defendants to deploy U S WEST, Inc.'s Rights Plan in a manner that would produce the best value maximizing transaction for U S WEST, Inc. shareholders and (3) requiring defendants to account for all damages suffered by plaintiff as a result of defendants' actions with respect to the Tender Offer and Merger. The defendants intend to vigorously defend this action.

      (e)(7) On or about June 15, 1999, a complaint was filed in the Court of Chancery of the State of Delaware in and for New Castle County entitled JEROME KAPLAN, KENNETH STEINER AND MORRIS MONDSCHEIN V. U.S. WEST, INC., LINDA G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, GERALD J. COLANGELO, GEORGE J. HARAD, PETER S. HELLMAN, ALLEN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN CARLSON NELSON, FRANK P. POPOFF, AND SOLOMON D. TRUJILLO. This action is a purported class action brought on behalf of all persons, other than defendants, who own the common stock of US West, Inc. against US West, Inc. and the directors of US West, Inc. alleging that the defendants breached fiduciary duties of good faith, fairness, loyalty, due care and disclosure by failing to consider bona fide offers for US West, Inc. and failing to adequately evaluate the value of US West, Inc. in light of the Qwest Proposal. The complaint seeks an order (1) requiring defendants to carry out their fiduciary duties of care, good faith, loyalty, full disclosure and fairness, (2) enjoining the consummation of the Merger until defendants have fulfilled their fiduciary duties, (3) requiring defendants to provide access to information concerning US West Inc. to any bona fide bidder, (4) requiring defendants to pay damages to plaintiffs, and (5) requiring defendants to account for all profits realized by them as a result of the Merger. The defendants intend to vigorously defend this action.

      (e)(8) On or about June 14, 1999 plaintiff in the matter brought in the District Court for the City and County of Denver, State of Colorado entitled PAMELA CAGAN V. US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD MCCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO amended its complaint to include factual allegations regarding the Qwest Proposal, including that Qwest had reportedly proposed to acquire US West Inc. and Frontier Corp., and that Qwest is proposing to exchange 1.783 shares of QWEST common stock for each US West Inc. share. In every other respect, the amended complaint is identical to the original complaint. The defendants intend to vigorously defend this action.

      Item 11. Material to be Filed as Exhibits.

  Item 11 is hereby amended by the addition of the following exhibits:

      (g)(1) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled KENNETH ELAN V. US WEST, INC., LINDA G. ALVARADO, CRAIG BARRETT, HANK BROWN, JERRY COLANGELO, GEORGE HARAD, PETER HELLMAN, ALLAN JACOBSON, MARILYN NELSON, RICHARD MCCORMICK, FRANK POPOFF, AND SOLOMON D. TRUJILLO (Civil Action No. 17230).

      (g)(2) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled JOHN MIZZARO V. US WEST, INC., HANK BROWN, GEORGE J. HARAD, ALLEN F. JACOBSON, PETER
             S. HELLMAN, FRANK POPOFF, RICHARD D. MCCORMICK, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, MARILYN CARLSON NELSON AND SOLOMON D. TRUJILLO (Civil Action No. 17229).

      (g)(3) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled ADELE BRODY V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN F. JACOBSON, PETER S. HELLMAN, RICHARD D. MCCORMICK, FRANK POPOFF, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17231).

      (g)(4) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled H.A. FAMILY TRUST V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN F. JACOBSON, PETER S. HELLMAN, RICHARD D. MCCORMICK, FRANK POPOFF, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17227).

      (g)(5) Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County entitled JEROME KAPLAN, KENNETH STEINER AND MORRIS MONDSCHEIN V. U.S. WEST, INC., LINDA G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, GERALD J. COLANGELO, GEORGE
             J. HARAD, PETER S. HELLMAN, ALLEN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN CARLSON NELSON, FRANK P. POPOFF, AND SOLOMON D. TRUJILLO.

      (g)(6) Amended complaint filed in the matter brought in the District Court for the City and County of Denver, State of Colorado entitled PAMELA CAGAN V. US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD MCCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO.

                                   SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999
                                          U S WEST, Inc.


                                          By:   /s/ Thomas O. McGimpsey
                                                --------------------------------
                                                Name:   Thomas O. McGimpsey
                                                Title:  Assistant Secretary and
                                                        Senior Attorney

                                 EXHIBIT INDEX

      (g)(1) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled KENNETH ELAN V. US WEST, INC., LINDA G. ALVARADO, CRAIG BARRETT, HANK BROWN, JERRY COLANGELO, GEORGE HARAD, PETER HELLMAN, ALLAN JACOBSON, MARILYN NELSON, RICHARD MCCORMICK, FRANK POPOFF, AND SOLOMON D. TRUJILLO (Civil Action No. 17230).

      (g)(2) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled JOHN MIZZARO V. US WEST, INC., HANK BROWN, GEORGE J. HARAD, ALLEN F. JACOBSON, PETER
             S. HELLMAN, FRANK POPOFF, RICHARD D. MCCORMICK, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, MARILYN CARLSON NELSON AND SOLOMON D. TRUJILLO (Civil Action No. 17229).

      (g)(3) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled ADELE BRODY V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN F. JACOBSON, PETER S. HELLMAN, RICHARD D. MCCORMICK, FRANK POPOFF, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17231).

      (g)(4) Complaint filed in the Court of Chancery in the State of Delaware in and for the County of New Castle entitled H.A. FAMILY TRUST V. HANK BROWN, GEORGE J. HARAD, MARILYN CARLSON NELSON, ALLEN F. JACOBSON, PETER S. HELLMAN, RICHARD D. MCCORMICK, FRANK POPOFF, LINDA G. ALVARADO, CRAIG R. BARRETT, JERRY J. COLANGELO, SOLOMON D. TRUJILLO, AND US WEST, INC. (Civil Action No. 17227).

      (g)(5) Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County entitled JEROME KAPLAN, KENNETH STEINER AND MORRIS MONDSCHEIN V. U.S. WEST, INC., LINDA G. ALVARADO, CRAIG R. BARRETT, HANK BROWN, GERALD J. COLANGELO, GEORGE
             J. HARAD, PETER S. HELLMAN, ALLEN F. JACOBSON, RICHARD D. MCCORMICK, MARILYN CARLSON NELSON, FRANK P. POPOFF, AND SOLOMON D. TRUJILLO.

      (g)(6) Amended complaint filed in the matter brought in the District Court for the City and County of Denver, State of Colorado entitled PAMELA CAGAN V. US WEST COMMUNICATIONS, INC., SOLOMON TRUJILLO, RICHARD MCCORMICK, MANUEL FERNANDEZ, HANK BROWN, LINDA ALVARADO, DR. CRAIG BARRETT, MARILYN CARLSON NELSON, FRANK POPOFF, PETER HELLMAN, GEORGE HARAD AND JERRY COLANGELO.